Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the consolidated financial results and the consolidated financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) for the three and six-month periods ended September 30, 2021 and 2020. It is based on the condensed consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. This MD&A should be read in conjunction with our condensed consolidated interim financial statements for the three and six-month periods ended September 30, 2021 and 2020, and our audited consolidated financial statements for the years ended March 31, 2021 and 2020. Additional information about the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on November 15, 2021. Disclosure contained in this document is current to that date, unless otherwise noted. Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries.

TABLE OF CONTENTS

GOING CONCERN1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS2

OVERVIEW2

ABOUT NEPTUNE2

RECENT CORPORATE DEVELOPMENTS6

SELECTED CONSOLIDATED ANNUAL AND QUARTERLY INFORMATION9

CONSOLIDATED FINANCIAL ANALYSIS10

BUSINESS SEGMENT ANALYSIS15

FINANCIAL AND CAPITAL MANAGEMENT16

CONTRACTUAL OBLIGATIONS18

CONTINGENCIES19

PROVISIONS20

ACCOUNTING POLICIES21

RISK DISCLOSURE22

INTERNAL CONTROLS DISCLOSURE23

ISSUED AND OUTSTANDING SECURITIES25

SUBSEQUENT EVENT25

ADDITIONAL INFORMATION25

GOING CONCERN

These condensed interim consolidated financial statements have been prepared on a going concern basis, which presumes that the Corporation will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. As reflected in the condensed interim consolidated financial statements, the Corporation has increased its operating activities as part of its plan to move towards profitability. For the six-month period ended September 20, 2021, the Corporation incurred a net loss of $37.6 million and negative cash flows from operations of $41.1 million, and had an accumulated deficit of $363.7 million as at September 30, 2021. The Company currently has no committed sources of financing available. These conditions indicate the existence of a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. The Corporation’s business plan is dependent upon, amongst other things, its ability to achieve and maintain profitability, and/or continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders to finance operations within and beyond the next twelve months. While the Corporation has limited debt, all of which is subordinated, assets available for financing include real estate, accounts receivable and inventories. While the Corporation has been successful in obtaining financing from public issuances, private placements, and related parties in the past, there is no certainty as to future financings. Going forward, the Corporation will likely seek additional financing in various forms as part of its plan to have the right funding structure in place to support its growth trajectory and path to profitability. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the going concern basis not be valid. These adjustments could be material.

management discussion and analysis

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, in addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," “feels,” "expects," "intends," "projects," “seeks,” “may,” "anticipates," "will," "should," or "plans" or the negative use of those words or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission (“SEC”) and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in this MD&A (under “Risk Disclosure”) and the AIF (under ‟Risk Factors”).

OVERVIEW

Neptune is a diversified and fully integrated health and wellness company with a brand portfolio of consumer packaged goods. With a mission to redefine health and wellness, Neptune is focused on building a broad pipeline of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective.

ABOUT NEPTUNE

BUSINESS UPDATE

Neptune’s vision is to change consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Our mission is to redefine health and wellness and help humanity thrive by providing sustainable consumer focused solutions.  Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach at both the business-to-business (“B2B”) and business-to-consumer (“B2C”) segments in the consumer-packaged goods (“CPG”) market. During the fiscal year ended on March 31, 2021, Neptune underwent a significant transformation from a B2B cannabis and hemp extraction company to a fully integrated and diversified consumer products company. The Company's long-term strategy is focused on the health and wellness sector with an emphasis on select CPG verticals, including Cannabis, Nutraceuticals, Beauty & Personal Care, and the newly added Organic Foods & Beverages. Neptune's current brand portfolio across these verticals include Mood Ring™, PanHash™, Sprout®, NurturMe®, Nosh!®, Neptune Wellness™, Forest Remedies®, and MaxSimil®.

Neptune has a dual go-to market B2B and B2C strategy focused on expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield a consistent, long-term revenue opportunity for the Company. Accordingly, Neptune has transitioned the focus of its Sherbrooke facility from B2B to B2C during FY2021. Also, the operations of SugarLeaf at the Conover facility were paused; at the moment, no date has been set for resumption of operations.

Neptune plans to expand its line of cannabis consumer packaged goods readying itself for expansion into the United States when permitted by United States Federal law. While Federal legalization is not anticipated in the near term, we continue to prepare for potential U.S. cannabis legalization under Federal law. In Canada, Neptune’s Mood Ring™ cannabis product line was launched in select Canadian markets during the third quarter of FY2021, and its PanHashTM cannabis product line was launched in Quebec during spring 2021.

As explained in the Business Combination section of this MD&A, on February 10, 2021, Neptune acquired a 50.1% interest in Sprout Foods, Inc. (“Sprout”), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC became a shareholder in Neptune.  Sprout is an organic plant-based baby food and toddler snack company. Sprout’s focus on wholesome organic baby food products resonates strongly with Neptune’s core values. By combining high-quality plant-based ingredients and cruelty-free ingredients, Sprout has created a trusted brand with a comprehensive range of products.

management discussion and analysis

Sprout represents an opportunity for Neptune to:

o	Capitalize on a shared mission to redefine health and wellness for children;
o	Focus on building a portfolio of high quality, organic and affordable consumer products;
o	Capitalize on the market demand for natural, plant-based, sustainable, and purpose-driven brands.

On June 9, 2021, Neptune announced a multi-year licensing agreement between Sprout and CoComelon, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment. In addition, on July 27, 2021, an initial launch was announced for Sprout products into Canada, in Metro grocery stores in the province of Ontario.

Neptune’s future will be focused on brand creation, accelerating organic growth with emphasis on increased efficiency and margin expansion. This will be complimented by accretive acquisitions with a proven track record of operational excellence. On July 22, 2021, the Company launched Forest Remedies’ plant-based Omega 3-6-9 gummies and soft gels. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical. The MaxSimil® product lineup will be expanded with the launch of two new consumer products: MaxSimil® with CoQ10 and MaxSimil® with Curcumin. Additionally, the Company plans to launch a new consumer line of Vitamin Sprays and Pumps for both children and adults with selected retail partners. To support anticipated accelerated growth, the Nutraceuticals U.S. sales force has been expanded to maximize awareness and distribution of the capabilities and expertise in CBD formulation, prebiotics and probiotics, and proteins within this important vertical.

Neptune also made significant progress expanding its product distribution in the Canadian cannabis market over the last several months. The Company received authorization to sell its Mood Ring™ and PanHash™products in four provinces. Products are now currently sold in British Columbia, Ontario, Alberta and Quebec. Additionally, Neptune recently received a license amendment from Health Canada to allow the sale of dried cannabis flower and pre-rolled cannabis joints throughout the Canadian market. Furthermore, Neptune launched in spring of 2021 three new Mood Ring™ branded cannabis products in British Columbia, including the first branded flower product.  That same Mood Ring™ branded flower product was launched in Alberta during summer 2021, and in Ontario in September 2021.

The Company intends to continue organically building out its existing brand portfolio through innovation and contributions from its product development and research and development teams.  Neptune intends to grow its revenues organically, by developing new products and by selling to new markets. Neptune also intends to grow its business by the acquisition and integration of businesses with a focus on accelerated profitable revenue growth.

On August 12, 2021, the Company’s Executive Management team asked the Board of Directors to form a Strategic Review Committee to evaluate the Company’s business plan, capital deployment, and long-term strategy in order to identify alternatives to enhance shareholder value.  These strategic options may include, but are not limited to, changes in strategy or operations, strategic business combinations, divestitures, a spin-off of a portion of the Company, or continuing to execute the Company’s current business plan.

MARKETS

Cannabis

Neptune obtained its license to process Cannabis from Health Canada on January 16, 2019, which was amended to authorize the sale of certain cannabis products to provincially and territorially authorized retailers, and to holders of a license for sale for medical purposes on June 28, 2020. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended. Consequently, Neptune introduced its proprietary Mood Ring™ cannabis brand for the Canadian market on August 18, 2020 and received its first orders on November 25, 2020. A further amendment to its sale license was announced on March 22, 2021, allowing Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.  A letter of intent was also signed with SQDC, for the sale of Neptune’s new cannabis brand, PanHash™, in Quebec. On April 28, 2021, Neptune announced it had entered into a supply agreement with Alberta Gaming, Liquor and Cannabis, the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune’s Mood Ring™.

As mentioned above, Neptune now sells cannabis products in four Canadian provinces (British Columbia, Ontario, Quebec and Alberta), more than 80% of the total legal Canadian cannabis market, through its brands, Mood Ring™ and PanHash™. Mood Ring™ products cover several form factors with High CBD Oil, High THC Oil, Legacy Hashish, High CBD Capsules, High THC capsules and Florida Citrus Kush Flower. PanHash™ initially launched two product lines with a high concentration of CBD in cannabis oil and capsules, leveraging the Company’s cold ethanol extraction technology.  In September 2021 four additional products were launched including a balanced formulation in both cannabis oil and capsules, a high THC capsule product, and a balanced pressed hash. Please see the “Our B2C Brand Portfolio Strategy” section of this MD&A for a description of those products.

Nutraceuticals

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil®, a technology that helps increase digestion and absorption of fat-soluble and nutritional ingredients.  Additionally, the Company sources a variety of other marine oils, seed oils and specialty ingredients that are available for sale as raw material or transformed into finished products. The Company plans to launch a new line of Vitamin Sprays and Pumps for both children and adults. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical through its brand Biodroga.

Neptune’s core strength is product innovation with a focus on specialty ingredients offered in bulk soft gels and liquid delivery systems. The Company continues to expand its delivery system capabilities with projects for pumps, sprays, roll-ons and CBD enhancements. All of Neptune’s Nutraceutical products are available under distributors’ private labels, primarily sold in the Canadian and U.S. nutraceutical markets. With more than 50 years of combined experience in the nutrition industry, Neptune, through its nutraceuticals products business, also formulates, develops and provides customers with turnkey nutrition solutions.

management discussion and analysis

Beauty & Personal Care

The Company sells wellness products to the Beauty & Personal Care market through its Forest Remedies brand. Forest Remedies offers plant-based supplements, including first-of-its kind multi-omega gummies and soft gels with packaging that is 100% plastic-free, as well as several lines of CBD-based oils.

Organic Foods and Beverages

In February 2021, Neptune acquired a controlling interest in Sprout Foods, Inc., an organic plant-based baby food and toddler snack company. Sprout is an integral piece of Neptune’s health and wellness portfolio and represents a key brand within the Organic Foods and Beverages vertical. Since completing the Sprout acquisition, the Company has begun expansion efforts in Sprout’s distribution across substantially all of Target’s U.S. retail stores. The Company also announced, on July 27, 2021, the initial launch of Sprout products into Canada, in Metro grocery stores in the province of Ontario. Neptune further expects to launch Sprout products in North America throughout the remainder of the fiscal year. The Company expects the Neptune/Sprout combination to result in significant incremental revenue growth, with several near and long-term revenue synergy opportunities identified within Neptune’s existing relationships and current sales channels, as well as an exciting new product pipeline to be launched under the Sprout brand. Sprout’s three main brands are Sprout®, Nosh!® and NurturMe®.  As described above, Neptune also announced on June 9, 2021, an exclusive multi-year licensing agreement between Sprout and CoComelon, the #1 children’s entertainment and educational show in the world with more than 110 million subscribers worldwide.

management discussion and analysis

OUR B2C BRAND PORTFOLIO STRATEGY

We are currently working on accelerating brand equity for our brand portfolio:

Biodroga™. Neptune, through its Biodroga subsidiary, provides product development and turnkey solutions (4PL) to its customers throughout North America.  Biodroga offers a full range of services, whether it is leveraging our global network of suppliers to find the best ingredients or developing unique formulations that set our customer apart from their competition.  Biodroga’s core products are MaxSimil, various Omega-3 flavored fish oils and a line of CBD enhanced products, as well as softgel solutions.

MaxSimil.  Neptune’s patented MaxSimil is an omega-3 fatty acid delivery technology that uses enzymes that mimic the natural human digestive system to predigest omega-3 fatty acids.  The Journal of Nutrition by the Oxford University Press, recently released the results of a clinical study that evidences MaxSimil’s superior absorption as compared with standard fish oil supplements.  MaxSimil was first introduced to the market in 2018, and is sold as a straight omega-3 supplement with standard and unique concentration of EPA/DHA.  MaxSimil is also starting to be presented in combination with specialty ingredients such as Curcumin, Vitamin K2 and CBD.

Forest Remedies®. Under our Forest Remedies® brand, we offer first-of-their kind vegan multi-omega gummies and soft gels with packaging that is 100% plastic-free.

Mood Ring™. In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we now commercialize, under the Mood Ring™ brand, dried flower and derived product forms of cannabis such as tinctures, capsules and concentrates. Since March 2021, Health Canada also allows Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.

panHash™.  The newest addition to Neptune’s line of products, the PanHash™ brand was specifically designed for the Quebec market to sell cannabis products in the province of Quebec. The initial PanHash™ launch, occurred in May 2021, and included two products with a high concentration of CBD: cannabis oil and capsules, and was expanded to include a total of six products in September 2021.

Sprout®. Neptune entered a new market with the Neptune/Sprout combination.  Sprout has created a trusted organic baby food brand with a comprehensive range of products that are always USDA certified organic, non-GMO and contain nothing artificial. Sprout’s products target four segments: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up). Since our acquisition of a controlling interest in Sprout, the Company has begun expansion efforts in Sprouts’ distribution substantially in all of Target’s U.S. retail stores. The Company also announced on July 27, 2021, its initial launch into the Canadian market through its partnership with food retailer Metro Inc.  Certain toddler snacks under this brand label are now available in Metro grocery stores in the province of Ontario.

NurturMe®. Prior to the Neptune/Sprout transaction in early 2021, Sprout acquired the assets of NuturMe, an organic baby food brand.  Their product line ranges from Stage 1 (4 to 6 months) quinoa cereal to probiotic and prebiotic fortified Toddler pouches.

Nosh!®. Prior to the Neptune transaction in early 2021, Sprout acquired the assets of organic baby food brand Nosh!. Nosh! Products range from Stage 1 teethers to Toddler and up-aged snacks. This includes an allergen introduction line “Peanut Butter Puffs”.

management discussion and analysis

RECENT CORPORATE DEVELOPMENTS

Neptune’s Presence in Canada’s Cannabis Market

Neptune currently supplies the market with premium cannabis extracts and dried flower, under its Mood Ring™ and PanHash™ brands, and will expand its offering to include all regulated product categories. This empowers the Company to provide a comprehensive portfolio, enhance its total addressable market and target the lucrative flower segment, which is a dominant force in the industry both in sales and revenue.  All cannabis products are manufactured and packaged at the Company’s purpose-built facility in Sherbrooke, Quebec.

Mood Ring™

The Mood Ring™ brand and product line were launched to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products. Mood Ring™ leverages Neptune’s decades of experience in the wellness, extraction and consumer packaged goods (“CPG”) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness focused consumers looking for natural products, whereas Mood Ring THC concentrates and flower focus on the recreational market. Mood Ring™ uses Neptune’s proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company’s tincture products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring™ to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction.

British Columbia

On June 10, 2021, Neptune launched three new Mood Ring branded cannabis products, including the first branded flower product (Mood Ring High THC Capsules, Mood Ring High THC Oil and Mood Ring Florida Citrus Kush Flower), in the province of British Columbia. The Mood Ring Florida Citrus Kush is Neptune’s first branded flower product introduced to the Canadian market.

Ontario

The Company entered into a supply agreement on October 27, 2020 with the Ontario Cannabis Store (“OCS”), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune’s new proprietary recreational product line, Mood Ring™.  Ontario is Canada’s largest market for adult-use cannabis products. The agreement authorizes Neptune to supply Mood Ring™ products to the OCS for sale and wholesale distribution. The products have been available for purchase since February 22, 2021 through the OCS online store. Additionally, the Mood Ring™ product line is available to licensed private retailers in Ontario.

Quebec (PanHashTM)

Previously this year, Neptune announced it entered into a letter of intent with Société québécoise du cannabis (“SQDC”), the province’s sole legal retailer for recreational cannabis, for the sale of Neptune’s new cannabis brand, PanHash™, exclusively for the Province of Quebec.  The initial PanHash™ launch will include two products with a high concentration of CBD: cannabis oil and capsules which was increased to a total of six products in September 2021. The agreement authorizes Neptune to supply PanHash™ products to the SQDC for sale in Quebec. PanHash™ products have been available for purchase since May 27, 2021.

Alberta

Neptune announced on April 28, 2021 it entered into a supply agreement with Alberta Gaming, Liquor and Cannabis (“AGLC”), the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune’s proprietary recreational cannabis brand, Mood Ring™. This is the fourth supply agreement the Company has secured with a provincial cannabis wholesaler, and enables Neptune to sell recreational cannabis products, through its Mood Ring™ and PanHashTM brands, to over 2,000 retailers across British Columbia, Alberta, Ontario and Quebec; these four provinces accounted for over 80% of the Canadian cannabis retail sales in 2020. On August 2, 2021, Neptune also announced the launch of the Mood Ring Florida Citrus Kush flower in the province of Alberta.

Neptune Completes its Strategic Transition from Extraction to Cannabis Consumer Packaged Goods

In April 2021, Neptune completed its transition from revenue derived from hemp and cannabis extraction to revenue from consumer packaged goods and branded products, such as Mood Ring™ — an end-to-end developed and manufactured cannabinoid-based product portfolio targeting both wellness-focused CBD consumers looking for natural products, and the recreational market with THC concentrate product. Neptune has completed its first commercial production of hashish (or hash) — comprised of extracted cannabis trichomes utilizing its own proprietary technologies at the Company’s purpose-built facility in Sherbrooke, Quebec. The hashish products are focused on the recreational market for high THC products.

management discussion and analysis

Changes to the Board of Directors

On May 17, 2021, Neptune announced that Richard Schottenfeld resigned as a director of the Company for personal considerations.

Jane Pemberton and Frank Rochon were not standing for re-election at the Annual General Meeting (“AGM”) that was held on August 26, 2021 and their mandates ceased on that date.

Ms. Julie Phillips was elected as Director at the AGM. Ms. Phillips currently serves as Vice President for Herschend Family Entertainment where she has held this and prior roles since 2013. Ms. Phillips also serves since April 2019 as a member of the Board of Directors of the Lane Thomas Foundation, which is dedicated to supporting families of children needing lifesaving organ transplants.

Neptune Announces Exclusive Licensing Agreement Between Sprout Foods and CoComelon®

On June 9, 2021, the Company announced a multi-year licensing agreement between Sprout and CoComelon®, the world’s leading children’s entertainment brand, owned and operated by Moonbug Entertainment Ltd (“Moonbug”). With more than 110 million subscribers worldwide, CoComelon is the #1 children’s entertainment and educational show in the world claiming a #1 ranking on YouTube with its top three episodes generating nearly nine billion views around the world. Additionally, the show was #1 on Netflix and maintains a Top 10 ranking across all genres with the recent launch of Season 3. Sprout products bearing the licensed property are expected to launch in the summer of 2021 in North America.

Neptune Launches Forest Remedies Plant-Based Omega 3-6-9 Supplements

On July 22, 2021, Neptune announced the launch of Forest Remedies’ plant-based Multi Omega 3-6-9 gummies and soft gels. Forest Remedies’ new plant-based multi-omega soft gels and gummies use all natural oil from Ahiflower® grown in the United Kingdom, which is a much sustainable and eco-friendly source of omegas 3, 6, and 9 in contrast to fish or krill oil. The product is vegan.

Neptune Launches Sprout Foods, Inc. Products in Canada

On July 27, 2021, Neptune announced the initial launch of Sprout Organic Foods products into Canada, in Metro grocery stores in the province of Ontario. The initial launch includes Broccoli Curlz and White Cheddar Curlz toddler snacks as well as Blueberry Apple and Pumpkin Butter & Jelly Wafflez toddler snacks. The Company will expand its Metro offerings with additional products from its Crinklez toddler snacks.

Changes to Management

On August 19, 2021, Neptune announced the appointment of John Wirt as General Counsel.  Mr. Wirt comes to Neptune Wellness from Epic Sports & Entertainment, a boxing promotions company, where he served as President and General Counsel. Prior to that, he was Chief Executive Officer and General Counsel for Square Ring, Inc., a global sports promotion company.  As the Company’s General Counsel, Mr. Wirt will lead Neptune’s internal legal department.

On September 27, 2021, the Company appointed Randy Weaver as Interim Chief Financial Officer.  Mr. Weaver joins Neptune as Interim Chief Financial Officer with a successful track record of leading numerous CPG companies as a senior executive, bringing the knowledge and experience to help Neptune build a solid foundation of growth.

Receipt of Nasdaq Notification

On August 31, 2021, Neptune announced that that the Company has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on August 30, 2021, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires that the closing bid price for the Company’s common shares listed on Nasdaq be maintained at a minimum of US$1.00.

Listing Rule 5810©(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common shares for the 30 consecutive business days from July 16, 2021, to August 27, 2021, the Company no longer met the minimum bid price requirement.

The Notification Letter has no immediate effect on the listing of the Company’s common shares on Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until February 28, 2022, to regain compliance with the minimum bid price requirement, during which time the Company’s common shares will continue to trade on the Nasdaq Capital Market. To regain compliance, the Company’s common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event the Company does not regain compliance by February 28, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

management discussion and analysis

Change in Auditor

On November 4, 2021, the Company announced the appointment of KPMG LLP (“KPMG”) as its independent registered public accounting firm, effective October 22, 2021.  The appointment of KPMG was made after a thorough evaluation process and has been approved by Neptune’s Board of Directors and its Audit Committee. KPMG replaces Ernst & Young LLP as Neptune’s independent registered public accounting firm for the fiscal year ending March 31, 2022.

IFRS vs US GAAP

As of September 30, 2021, the Company is no longer considered a foreign private issuer and accordingly, such change in status will require the Company to file as a domestic filer, effective April 1, 2022, and will comply with all periodic disclosures and reporting requirements of the Exchange Act applicable to U.S. domestic issuers including the requirement to transition from IFRS to US GAAP for the year ended March 31, 2022 The Company may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. As a result, the Company expects that a loss of foreign private issuer status would increase its legal and financial compliance costs and would make some activities more time consuming and costly.

Neptune Wellness Solutions Granted U.S. Patent for its Unique Organic Solvent Cannabis Extraction Process

On October 20, 2021, Neptune announced that the United States Patent and Trademark Office has granted Neptune a patent covering a method for extracting and isolating compounds from the plants of the Cannabis genus at low temperature using cold organic solvents. Leveraging this patent, the Company plans to pursue licensing opportunities for its unique extraction process with manufacturers.

Neptune Launches Mood Ring Vape Products in Canada

On November 9, 2021, Neptune announced the launch of Mood Ring branded cannabis vape products in Canada. The initial launch consists of Jack Flash and Pure Kush vape products in Alberta and British Columbia, and Jack Flash in Ontario.

management discussion and analysis

SELECTED CONSOLIDATED ANNUAL AND QUARTERLY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information, in thousands of dollars, except for the basic and diluted loss per share which are shown in dollars.

	Three-month periods ended		Six-month periods ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		(Restated)4		(Restated)4
	$	$	$	$
Total revenues	15,734	25,475	28,113	36,722
Adjusted EBITDA[1]	(9,486)	(13,041)	(26,019)	(15,522)
Net loss	(13,956)	(21,961)	(37,588)	(33,388)
Net loss attributable to equity holders of the Corporation	(12,705)	(21,961)	(33,933)	(33,388)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.08)	(0.20)	(0.20)	(0.31)

	As at September 30, 2021	As at March 31, 2021	As at March 31, 2020
	$	$	$
Total assets	184,845	234,745	168,776
Working capital[2]	45,821	81,879	21,579
Non-current financial liabilities	20,397	29,976	7,930
Equity attributable to equity holders of the Corporation	117,260	146,103	143,630

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the last eight quarters.  All amounts in these tables are in thousands of dollars, except for basic and diluted income (loss) per share which are shown in dollars.  More details and explanations on each of the quarterly financial data above can be found in the corresponding Management Discussion and Analysis.

	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
				(Restated)4
	$	$	$	$
Total Revenues	15,734	12,379	6,768	3,320
Adjusted EBITDA[1]	(9,486)	(16,533)	(24,677)	(12,492)
Net loss	(13,956)	(23,631)	(60,328)	(74,877)
Net loss attributable to equity holders of the Corporation	(12,705)	(21,229)	(58,881)	(74,877)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.08)	(0.13)	(0.40)	(0.59)

	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
	(Restated)4	(Restated)3
	$	$	$	$
Total Revenues	25,475	11,247	9,530	9,174
Adjusted EBITDA[1]	(13,041)	(2,480)	(5,783)	(5,999)
Net income (loss)	(21,961)	(11,427)	(39,239)	5,603
Net income (loss) attributable to equity holders of the Corporation	(21,961)	(11,427)	(39,239)	5,603
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.20)	(0.11)	(0.41)	0.06

1 The Adjusted EBITDA is a non-GAAP measure.  It is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 This restatement is discussed below under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A.  The interim financial statements for the period ended June 30, 2020 have not been refiled, but the comparatives were corrected in the interim financial statements for the period ended June 30, 2021.

4 The restatements are discussed under “Revenues” in the Consolidated Results section of this MD&A. The interim financial statements for the periods ended September 30, 2020 and December 31, 2020 have not been refiled, but the comparatives for the period ended September 30, 2021 are corrected in the financial statement accompanying this MD&A and the results for the period ended December 31, 2021 will be corrected when the condensed consolidated interim financial statements for the period December 31, 2021 are filed.

management discussion and analysis

CONSOLIDATED FINANCIAL ANALYSIS

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) to assess its operating performance. This non-IFRS financial measure is mainly derived from the Company’s financial statements and is presented in a consistent manner, other than for those changes previously disclosed. The Company uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of Management, and to better understand its historical and future financial performance. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

A reconciliation of net loss to Adjusted EBITDA is presented below.

ADJUSTED EBITDA

Although the concept of Adjusted EBITDA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies. Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs (income) and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, business acquisition and integration costs, signing bonuses, severances and related costs, impairment losses, write-downs, costs related to a cybersecurity incident, revaluations of derivatives, and other changes in fair values are also added back. The exclusion of net finance costs (income) eliminates the impact on earnings derived from non-operational activities. The exclusion of depreciation and amortization, stock-based compensation, non-employee compensation related to warrants, litigation provisions, impairment losses, write-downs revaluations of derivatives and other changes in fair values eliminates the non-cash impact, and the exclusion of acquisition costs, integration costs, signing bonuses, severance and related costs, and costs related to cybersecurity incident present the results of the on-going business. From time to time, the Company may exclude additional items if it believes doing so would result in a more effective analysis of underlying operating performance. Adjusting for these items does not imply they are non-recurring. For purposes of this analysis, the Net finance costs (income) caption in the reconciliation below includes the impact of the revaluation of foreign exchange rates.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended		Six-month periods ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		(Restated)2		(Restated)2

Net income (loss) for the period	$(13,956)	$(21,961)	$(37,588)	$(33,388)
Add (deduct):
Depreciation and amortization	2,870	2,792	4,536	5,550
Revaluation of derivatives	(6,479)	—	(8,959)	—
Net finance costs (income)	(1,272)	1,086	740	2,543
Stock-based compensation	2,736	2,654	6,555	6,152
Non-employee compensation related to warrants	20	2,542	6	3,417
Litigation provisions	498	267	641	481
Business acquisition and integration costs	—	—	1,287	—
Signing bonuses, severances and related costs	—	394	—	601
Cybersecurity incident	—	1,983	—	1,983
Write-down of inventories and deposits	3,744	—	3,744	—
Impairment loss on long-lived assets	2,353	—	3,004	—
Income tax expense (recovery)	—	(2,798)	15	(2,861)
Adjusted EBITDA[1]	$(9,486)	$(13,041)	$(26,019)	$(15,522)

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

2.This restatement is discussed below under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A.  The interim financial statements for the period ended September 30, 2020 has not been refiled, but the comparatives are corrected in the interim financial statements for the period ended September 30, 2021 filed with this MD&A management discussion and analysis

CONSOLIDATED RESULTS

Restatement of Comparative Period Figures

At the end of the previous fiscal year, the Company restated its results as at and for the three-month and six-month periods ended September 30, 2020 and as at and for three-month and nine-month periods December 31, 2020 with respect to recognition of revenue relating to two transactions, for which revenues were recognized during the three-month period ended September 30, 2020, that did not meet the conditions for recognition of revenue pursuant to the guidance of IFRS 15, specifically related to transfer of control of goods. Accordingly, the cost of sales, trade receivables and inventories were adjusted. The related inventories were written down during the third and fourth quarters of fiscal year 2021, resulting in a restatement for the three-month and nine-month periods ended December 31, 2020. The condensed consolidated interim financial statements for the periods ended September 30, 2020 and December 31, 2020 were not adjusted and refiled at the time of discovery of the error, rather the comparatives are being corrected now with the filing of the interim financial statements for the periods ended September 30, 2021 and December 31, 2020.

The impacts of these restatements are as follow:

	Previously reported	Effect of restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended September 30, 2020
Revenue from sales and services	$28,308,364	$(3,211,560)	$25,096,804
Cost of sales	(33,238,654)	3,090,888	(30,147,766)
Gross profit (loss)	(4,552,171)	(120,672)	(4,672,843)
Net loss	(21,840,121)	(120,672)	(21,960,793)
Total comprehensive loss	(23,265,276)	(120,672)	(23,385,948)
Adjusted EBITDA	(12,920,784)	(120,672)	(13,041,456)
Basic and diluted loss per share	$(0.20)	$(0.00)	$(0.20)

Condensed consolidated interim statement of loss and comprehensive loss for the six-month period ended September 30, 2020
Revenue from sales and services	$39,214,637	$(3,211,560)	$36,003,077
Cost of sales	(41,229,266)	3,090,888	(38,138,378)
Gross profit (loss)	(1,295,746)	(120,672)	(1,416,418)
Net loss	(33,267,532)	(120,672)	(33,388,204)
Total comprehensive loss	(36,134,165)	(120,672)	(36,254,837)
Adjusted EBITDA	(15,402,147)	(120,672)	(15,522,819)
Basic and diluted loss per share	$(0.31)	$(0.00)	$(0.31)

Condensed consolidated interim statement of financial position as at September 30, 2020
Trade and other receivables	$22,400,059	$(3,211,560)	$19,188,499
Inventory	21,609,305	3,090,888	24,700,193
Deficit	(196,802,158)	(120,672)	(196,922,830)

management discussion and analysis

	Previously reported	Effect of restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended December 31, 2020
Revenue from sales and services	$2,768,636	$—	$2,768,636
Cost of sales	(12,227,982)	(1,078,494)	(13,306,476)
Gross profit (loss)	(8,907,671)	(1,078,494)	(9,986,165)
Net loss	(73,798,619)	(1,078,494)	(74,877,113)
Total comprehensive loss	(75,323,898)	(1,078,494)	(76,402,392)
Adjusted EBITDA	(11,413,817)	(1,078,494)	(12,492,311)
Basic and diluted loss per share	$(0.58)	$(0.01)	$(0.59)

Condensed consolidated interim statement of loss and comprehensive loss for the nine-month period ended December 31, 2020
Revenue from sales and services	$41,983,273	$(3,211,560)	$38,771,713
Cost of sales	(53,457,248)	2,012,394	(51,444,854)
Gross profit (loss)	(10,203,417)	(1,199,166)	(11,402,583)
Net loss	(107,066,151)	(1,199,166)	(108,265,317)
Total comprehensive loss	(111,458,063)	(1,199,166)	(112,657,229)
Adjusted EBITDA	(26,815,964)	(1,199,166)	(28,015,130)
Basic and diluted loss per share	$(0.95)	$(0.01)	$(0.96)

Condensed consolidated interim statement of financial position as at December 31, 2020
Trade and other receivables	$19,145,001	$(3,211,560)	$15,933,441
Inventory	19,407,453	2,012,394	21,419,847
Deficit	(270,600,777)	(1,199,166)	(271,799,943)

These restatements did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month and six-month periods ended September 30, 2020 and the three-month and nine-month periods ended December 31, 2020.

During the second quarter of fiscal year 2021, the Corporation restated its results for the three-month period ended June 30, 2020, as it concluded that it did not meet the conditions for recognition of revenue as a principal for a significant transaction completed during the three-month period ended June 30, 2020, pursuant to the guidance of IFRS 15, Revenue Recognition. The interim financial statements for the periods ended June 30, 2020 were not adjusted and refiled at the time of discovery of the error, rather the comparatives were corrected with the filing of the interim financial statements for the periods ended June 30, 2021. There was no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting from this restatement.

The impact of this restatement was as follow:

	Previously Reported	Effect of Restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2020
Revenue from sales and services	$21,022,488	$(10,116,215)	$10,906,273
Cost of sales	(18,106,827)	10,116,215	(7,990,612)

This restatement did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month period ended June 30, 2020 neither the statement of financial position as at June 30, 2020.

Revenues

Total revenues for the three-month period ended September 30, 2021 amounted to $15.7 million representing a decrease of $9.7 million or 38% compared to $25.5 million for the three-month period ended September 30, 2020. For the six-month period ended September 30, 2021, revenues totalled $28.1 million representing a decrease of $8.6 million or 23% compared to $36.7 million for the six-month period ended September 30, 2020. When compared to the previous quarter, the revenues increased by $3.4 million or 27%, which was mainly attributable to the revenues from Sprout (increase of $1.9 million) and Biodroga (increase of $1.2 million).

management discussion and analysis

The decrease for the three-month period ended September 30, 2021, was mainly attributable to a $14.0 million decrease in Health and Wellness revenues due to a reduction in sales in hand sanitizers and other COVID-19 related products, and a $5.4 million decrease resulting from the repositioning of the business from the B2B Cannabis market to the B2C Cannabis market, which is in a growth state. This is partially offset by the addition of $8.8 million of Food and Beverages revenues which were due to the acquisition of Sprout in the last quarter of fiscal 2021 that were not present in the comparative period.

For the six-month period ended September 30, 2021, the decrease was mainly attributable to a $15.2 million decrease in Health and Wellness revenues due to a reduction in sales in hand sanitizers and other COVID-19 related products, and a $9.0 million decrease resulting from the repositioning of the business from the B2B Cannabis market to the B2C Cannabis market. This is partially offset by the addition of $15.8 million of Food and Beverages revenues which were due to the acquisition of Sprout in the last quarter of fiscal 2021 that were not present in the comparative period.

Total revenues for the three-month period ended September 30, 2021 include $0.2 million of royalty revenues, which decreased by $0.1 million or 37% compared to $0.4 million for the three-month period ended September 30, 2020. Total revenues for the six-month period ended September 30, 2021, include $0.5 million of royalty revenues, which decreased by $0.2 million or 24% compared to $0.7 million for the six-month period ended September 30, 2020. Royalty streams come from licensing agreements on MaxSimil® and a licensing agreement that was excluded from the sale of assets that occurred in 2017.

Gross Profit (Loss)

Gross profit (loss) is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials, and to acquire finished goods.

The consolidated gross profit (loss) for the three-month period ended September 30, 2021 amounted to $(1.5) million compared to $(4.7) million for the three-month period ended September 30, 2020, an improvement of $3.2 million or 68%. The change in gross profit (loss) for the three-month period ended September 30, 2021, compared to the three-month period ended September 30, 2020, is mainly attributable to a $7.2 million reduction in the gross loss of Health and Wellness due to a reduction in sales and related cost of sales as explained in the revenue section above, the addition of $1.5 million of gross profit in Food and Beverages due to the Sprout acquisition on February 10, 2021 that was not present in the comparative period and government wage subsidies, related to the Canada Emergency Wage Subsidy (“CEWS”) and to the Canadian Emergency Rent Subsidy (“CERS”), of $0.8 million for the quarter, compared to nil in 2020. These improvements were partially offset by a $2.3 million decrease in gross margins in Cannabis due to a repositioning of the business as explained in the revenue section above and inventory write-downs of $3.7 million included in cost of sales for inventories in both Cannabis and Health and Wellness (compared to nil in 2020).

The consolidated gross profit (loss) for the six-month period ended September 30, 2021 amounted to $(4.3) million compared to $(1.4) million for the six-month period ended September 30, 2020, a deterioration of $2.9 million or 207%. The change in gross profit (loss) for the six-month period ended September 30, 2021, compared to the six-month period ended September 30, 2020, is mainly attributable to inventory write-downs of $3.7 million included in cost of sales (compared to nil in 2020) and a $6.1 million decrease in gross margins, due to a repositioning of the business as explained in the revenue section above. This was partially offset by a $5.9 million reduction in the gross loss of Health and Wellness revenues due to reductions in sales and related cost of sales as explained in the revenue section above, and government wage subsidies related to the Canada Emergency Wage Subsidy (“CEWS”) and to the Canadian Emergency Rent Subsidy (“CERS”) of $1.6 million for the quarter, compared to nil in 2020.

For the three-month periods ended September 30, 2021 and 2020, the gross margin went from (18.3)% in 2020 to (9.5)% in 2021, an increase of 8.8%. The changes in gross margin versus the same period the prior year are directly related to the factors mentioned above.

For the six-month periods ended September 30, 2021 and 2020, the gross margin went from (3.9)% in 2020 to (15.5)% in 2021, a decrease of 11.6%. The changes in gross margin versus the same period the prior year are directly related to the factors mentioned above.

Research and Development (“R&D”) Expenses Net of Tax Credits and Grants

For the quarter ended September 30, 2021, the R&D expenses net of tax credits and grants amounted to $0.1 million, compared to $0.6 million for the quarter ended  September 30, 2020, a decrease of $0.5 million or 89%, which is mainly driven by reduced R&D spending for Cannabis since we have launched successfully 32 SKUs into the Canadian consumer market.

R&D expenses net of tax credits and grants amounted to $0.2 million in the six-month period ended September 30, 2021 compared to $1.0 million for the same period the prior year. The decrease of $0.8 million or 75% is mainly due to timing of Cannabis R&D expenditures for the Company.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the quarter ended September 30, 2021 amounted to $17.8 million compared to $18.4 million for the same period the prior year, a decrease of $0.6 million or 3%, which is mainly due to non-recurring advertising fees (decrease of $3.3 million), legal fees (decrease of $0.8 million) and a non-recurring cyber security incident (decrease of $2.0 million), which are partly offset by expected credit losses (increase of $1.4 million) and insurance (increase of $3.1 million). Increases in SG&A expenses were also offset by government wage subsidies related to the Canada CEWS and the CERS subsidies of $0.6 million compared to nil in 2020.

management discussion and analysis

Regarding the six-month period ended September 30, 2021 compared to the same period in 2020, SG&A expenses amounted to $38.2 million compared to
$31.3 million, an increase of $6.9 million or 22%, which is mainly due to salaries and benefits (increase of $1.7 million), legal fees (increase of $2.3 million), accounting fees (increase of $1.4 million), expected credit losses (increase of $1.3 million), insurance expenses (increase of $3.9 million), and Sprout integration costs (increase of $1.3 million) that were not present in the comparative period.  These increases were partly offset by advertising fees (decrease of $4.0 million), and other non-material decreases. Increases in SG&A expenses were also offset by government wage subsidies related to the CEWS and the CERS subsidies of $0.7 million compared to nil in 2020.

Net finance costs, derivative and foreign exchange revaluations

This portion of the consolidated statement of income (loss) amounted to a gain of $7.8 million for the quarter ended September 30, 2021, compared to a loss of $1.1 million for the three-month period ended September 30, 2020, a change of $8.8 million or 814% for the quarter ended September 30, 2021. The variation for this period is mainly attributable to the revaluation of the liability related to warrants (recovery of $ 6.5 million, mainly as a result of movements in the stock price of the Company’s shares) and the favorable impact of foreign exchange ($2.8 million).

As for the six-month period ended September 30, 2021, this portion of the consolidated statement of income (loss) amounted to a gain of $8.2 million, compared to a loss of $2.5 million for the six-month period ended September 30, 2020, a change of $10.8 million or 423% for the six-month period ended September 30, 2021. The variation for this period is mainly attributable to the revaluation of the liability related to warrants (recovery of $ 9.0 million, mainly as a result of movements in the stock price of the Company’s shares) and the favorable impact of foreign exchange ($2.6 million).

Income taxes

For the three-month periods ended September 30, 2021 and 2020, income tax expenses (recoveries) were at $0.0 million and $2.8 million, respectively, a decrease due to the results of the operations mentioned above. Income tax expenses (recoveries) for the six-month periods ended September 30, 2021 and 2020 were at $0.0 million and $2.9 million, respectively; the decrease is also due to the results of the operations mentioned above.

Adjusted EBITDA1

Adjusted EBITDA loss decreased by $3.6 million or 27% for the quarter ended September 30, 2021 to an Adjusted EBITDA loss of $9.5 million compared to $13.0 million for the quarter ended September 30, 2020. The decrease in Adjusted EBITDA loss for the quarter ended September 30, 2021 compared to the quarter ended September 30, 2020 is mainly attributable to the change in net loss (decrease of $8.6 million) and by the following changes in adjustments to EBITDA: revaluation of derivatives (increase of $6.5 million), net finance costs (increase of $2.4 million), non-employees compensation related to warrants (increase of $2.5 million), cybersecurity incident (increase of $2.0 million), income tax recovery (decrease of $2.8 million) and impairment of inventories (decrease of $3.8 million) and property plant and equipment  (decrease of 2.4 million).

Adjusted EBITDA loss increased by $10.5 million or 68% for the six-month period ended September 30, 2021 to an Adjusted EBITDA loss of $26.0 million compared to $15.5 million for the six-month period ended September 30, 2020. The increase in Adjusted EBITDA loss for the six-month period ended September 30, 2021 compared to the six-month period ended September 30, 2020 is mainly attributable to the change in net loss (increase of $3.0 million) and by the following changes in adjustments to EBITDA: revaluation of derivatives (increase of $9.0 million),  depreciation and amortization (increase of $1.0 million), net finance costs (increase of $1.8 million), non-employees compensation related to warrants (increase of $3.4 million), cybersecurity incident (increase of $2.0 million), integration costs (decrease of $1.3 million) income tax recovery (decrease of $2.9 million), impairment of inventories (decrease of $3.7 million) and property plant and equipment (decrease of 3.0 million).

Net loss

For the quarter ended September 30, 2021, the net loss amounted to $14.0 million compared to $22.0 million for the quarter ended September 30, 2020, a decrease of $8 million or 36%, which is mainly attributable to the increase in gross profit ($3.2 million), the decrease in SG&A expenses ($1.5 million), the positive impact of foreign exchange rates ($2.8 million) and the positive revaluation of the Warrant liability ($6.5 million) as mentioned above.  These increases are offset by a decrease in income tax recoveries (2.8 million) and impairment losses related to property, plant and equipment ($2.4 million).

The net loss for the six-month period ended September 30, 2021 totaled $37.6 million compared to $33.4 million for the six-month period ended September 30, 2020, an increase of $4.2 million or 13%, which is attributable mainly to the decrease in gross profit ($2.9 million), the increase in SG&A expenses ($6.0 million) and a decrease in income tax recoveries ($2.9 million) and impairment losses related to property, plant and equipment ($3.0 million).  These decreases are partly offset by a favorable revaluation of the warrant liability as mentioned above ($9.0 million), and a favorable revaluation of foreign exchange ($2.6 million).

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above. See ‘Non-IFRS Financial Measures’.

management discussion and analysis

BUSINESS SEGMENT ANALYSIS

The Corporation’s management structure and performance is measured based on a single segment, which is the consolidated level, as this is the level of information used in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker.

Geographical information

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month periods ended		Six-month periods ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	Total Revenues	Total Revenues	Total Revenues	Total Revenues
		(Restated)		(Restated)
Canada	$6,387,714	$8,077,950	$11,467,040	$15,041,831
United States	9,107,596	17,018,855	16,117,742	20,985,483
Other countries	238,358	378,118	528,319	694,646
	$15,733,668	$25,474,923	$28,113,101	$36,721,960

1 This restatement is discussed above under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A.  The interim financial statements for the period ended September 30, 2020 has not been refiled, but the comparatives are corrected in the interim financial statements for the period ended September 30, 2021 filed with this MD&A.

Revenues decreased by $1.7 million or 21% in Canada, decreased by $7.9 million or 46% in the United States and decreased by $0.1 million or 37% for other countries (all royalty revenues) for the quarter ended September 30, 2021 compared to the quarter ended September 30, 2020. The decrease of revenue in Canada is mainly due to the repositioning of the Cannabis business from the B2B Cannabis market to the B2C Cannabis market, which is in a growth state. The decrease in revenues in the United States is due to a decrease in sales of hand sanitizers and other COVID-19 related products in Health and Wellness, offset by sales in Sprout (acquired on February 10, 2021).

Revenues decreased by $3.6 million or 24% in Canada, decreased by $4.9 million or 23% in the United States and decreased by $0.2 million or 24% for other countries (all royalty revenues) for the six-month period ended September 30, 2021 compared to the six-month period ended September 30, 2020. The decrease of revenue in Canada is mainly due to the repositioning of the Cannabis business from the B2B Cannabis market to the B2C Cannabis market, which is in a growth state. The decrease in revenues in the United States is due to a decrease in sales of hand sanitizers and other COVID-19 related products in Health and Wellness, offset by sales in Sprout (acquired on February 10, 2021).

management discussion and analysis

FINANCIAL AND CAPITAL MANAGEMENT

USE OF PROCEEDS

The use of proceeds for the three and six-month periods ended September 30, 2021 and 2020 was as follows:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Sources:
Proceeds from the issuance of shares through an At-The-Market Offering	$—	$—	$—	$19,045,446
Proceeds from the issuance of shares through a Direct Offering	—	17,089,372	—	17,089,372
Proceeds from exercise of options	—	1,921,354	—	5,279,942
Maturity of short-term investment[1]	—	—	—	12,000
Interest received	2,402	13,416	8,916	31,059
Foreign exchange gain on cash and cash equivalents held in foreign currencies	879,600	—	—	—
	882,002	19,024,142	8,916	41,457,819

Uses:
Acquisition of property, plant and equipment	75,156	1,856,019	652,958	3,289,833
Acquisition of intangible assets	451,950	105,167	542,450	113,302
Repayment of loans and borrowings	—	25,903	—	—
Payment of lease liabilities	89,298	115,294	180,566	222,637
Interest paid	114,564	90,817	486,470	226,460
Costs of issuance of shares	—	1,074,295	—	1,918,130
Withholding taxes paid pursuant to the settlement of non-treasury RSUs	—	239,381	1,213,388	527,836
Foreign exchange loss on cash and cash equivalents held in foreign currencies	—	413,665	201,906	983,607
Cash flows used in operating activities	17,885,327	31,518,008	41,061,515	41,664,061
	18,616,295	35,438,549	44,339,253	48,945,866

Net cash (outflows)	$(17,734,293)	$(16,414,407)	$(44,330,337)	$(7,488,047)

Sources of Funds

For the three-month period ended September 30, 2021, funds coming from different sources amounted to $0.9 million representing a decrease of $18.1 million or 95% compared to $19.0 million for the three-month period ended September 30, 2020. The decrease for the quarter ended September 30, 2021 was mainly attributable to the gross proceeds from the issuance of equity (decrease of $17.1 million) and the proceeds from exercise of options (decrease of $1.9 million).

For the six-month period ended September 30, 2021, funds coming from different sources amounted to $0.0 million representing a decrease of $41.4 million or 100% compared to $41.5 million for the six-month period ended September 30, 2020. The decrease for the six-month period ended September 30, 2021 was mainly attributable to the gross proceeds from the issuance of equity (decrease of $36.1 million) and the proceeds from exercise of options (decrease of $5.3 million).

At-The-Market Offering

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the At-The-Market offering (the “ATM Offering”) over the NASDAQ stock market, for gross proceeds of $19.0 million and net proceeds of $18.2 million. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.  Effective February 16, 2021, the ATM Offering was terminated and Neptune will make no further sales under the ATM Offering. As of that date, Neptune had sold 9,570,735 of its common shares under the ATM Offering, raising approximately US$18.6 million in gross proceeds.

Direct Offering

On July 13, 2020, Neptune entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million (CA$17.1 million) before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”).  The Offering closed on July 15, 2020 with one of its existing institutional investors and two new U.S. institutional investors. The net proceeds of the transaction amounted to $16.0 million.

management discussion and analysis

Uses of Funds

For the quarter ended September 30, 2021, funds used for operating, investing and financing activities amounted to $18.6 million representing a decrease of $16.8 million or 47% compared to $35.4 million for the quarter ended September 30, 2020. The change for the quarter ended September 30, 2021 was mainly attributable to the increase in cash flows used in operating activities (plus $13.6 million).

For the six-month period ended September 30, 2021, funds used for operating, investing and financing activities amounted to $44.3 million representing a decrease of $4.6 million or 9% compared to $48.9 million for the six-month period ended September 30, 2020. The change for the six-month period ended September 30, 2021 was mainly attributable to a decrease in acquisition of property, plant and equipment ($2.6 million) and a decrease in the cost of issuance of shares and warrants ($1.9 million).

Net cash inflows (outflows)

Consequent to the changes in sources and uses of funds for the quarter ended September 30, 2021 discussed above, net cash outflows amounted to $17.7 million for the three-month period ended September 30, 2021, compared to net cash outflows of $16.4 million for the three-month period ended September 30, 2020. This represents a decrease of $1.3 million or 8% for the six-month period ended September 30, 2021 compared to the same period in the previous year, direct consequence of the changes in the sources and uses of funds described earlier.

Also consequent to the changes in sources and uses of funds for the six-month period ended September 30, 2021 discussed above, net cash outflows amounted to $44.3 million for the six-month period ended September 30, 2021, compared to net cash outflows of $7.5 million for the six-month period ended September 30, 2020.  This represents a decrease of $36.8 million or 492% for the six-month period ended September 30, 2021 compared to the same period in the previous year, direct consequence of the changes in the sources and uses of funds described earlier.

CAPITAL RESOURCES

Liquidity position

As at September 30, 2021, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $30,836,763. The Corporation also has a short-term investment of $24,064.

Loans and borrowings

On February 10, 2021, as part of the Sprout acquisition, Sprout issued a promissory note of US$10,000,000 guaranteed by the Corporation and secured by a first-ranking mortgage on all movable assets of Sprout current and future, corporeal and incorporeal, and tangible and intangible.  The outstanding principal balance bears interest at the rate of 10.0% per annum, payable quarterly in arrears on the last day of each fiscal quarter during the term, commencing March 31, 2021.  The principal is payable on February 1, 2024.

Equity

Equity consists of the following items:

	September 30,	March 31,
	2021	2021

Share capital	$386,587,392	$379,643,670
Warrants	23,952,883	23,947,111
Contributed surplus	70,389,769	71,991,328
Accumulated other comprehensive income	944,321	1,202,409
Deficit	(364,614,598)	(330,681,375)
Total equity attributable to equity holders of the Corporation	$117,259,767	$146,103,143
Total equity attributable to non-controlling interest	24,600,866	28,080,004
Total equity	$141,860,633	$174,183,147

management discussion and analysis

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at September 30, 2021, in thousands of dollars:

						September 30, 2021
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$19,703	$19,703	$19,703	$—	$—	$—
Lease liabilities[1]	3,630	4,776	963	1,546	478	1,231
Loans and borrowings[2]	14,816	15,966	1,588	14,379	—	—
Other liability[3]	1,084	19,020	—	—	—	19,020
Research and development contracts	—	577	312	265	—	—
Other agreements	—	1,214	320	851	43	—
	$39,233	$61,256	$22,886	$17,041	$521	$20,251

(1)	Includes interest payments to be made on lease liabilities corresponding to discounted effect.
(2)	Includes interest payments to be made on loans and borrowings.
(3)	According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization.

Under the terms of its financing agreements, the Corporation is not required to meet financial covenants.

On November 14, 2021, the Company and Mr. Cammarata entered into an agreement pursuant to which Mr. Cammarata’s existing employment agreement was amended to waive the Company’s obligation to procure additional directors and officers insurance coverage of up to $15 million for the period covering July 1,2021 to July 31,2022.  The parties agreed that if the Company successfully completes a strategic partnership which is currently pursuing prior to December 31, 2021, Mr. Cammarata will be entitled to approximately $8.8 million (US$6.9 million) in cash and will be granted fully vested options to purchase 8.5 million shares of the Company’s common shares, with an expiration date 120 days after the date of grant.  If the strategic partnership is not consummated by December 31, 2021, Mr. Cammarata will be entitled to a grant of vested RSUs with a value of approximately $8.8 million (US$6.9 million) (or if the Company is unable to grant such RSUs, then a combination of cash and vested RSUs with equivalent value).  There can be no assurance that the Company will be successful in consummating the proposed strategic partnership or as to the terms of any such transaction. The Corporation has accrued $2.1 million as at September 30, 2021 in selling general and administrative expenses.

The Corporation has no significant off-balance sheet arrangements as at September 30, 2021, other than those mentioned above and the commitments mentioned under note 15 of the condensed consolidated interim financial statements for the three and six-month periods ended September 30, 2021 and 2020.

management discussion and analysis

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follows:

(i)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between Neptune, PMGSL, Peter M. Galloway and Neptune Holding USA, Inc. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. A merit hearing in the arbitration is expected to occur in February 2022. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.8 million has been recognized for this case as at September 30, 2021 ($0.8 million as at March 31, 2021).

(ii)

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 and is cooperating with the Subcommittee requests.

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG.

Since February 2021, several consumer class action lawsuits have been brought against Sprout alleging that its products (the “Products”) contain unsafe and undisclosed levels of various naturally-occurring heavy metals, namely lead, arsenic, cadmium and mercury. There are currently 3 active lawsuits, which generally allege that Sprout violated various state consumer protection laws and make other state and common law warranty and unjust enrichment claims related to the alleged failure to disclose the presence of these metals and that consumers would have allegedly either not purchased the Products or would have paid less for them had Sprout made adequate disclosures. These putative class actions seek to certify a nationwide class of consumers as well as various state subclasses. These actions have been filed against all of the major baby food manufacturers in federal courts across the country. The U.S. Judicial Panel on Multidistrict Litigation (“JPML”) declined a request to centralize all of the consumer class action lawsuits against all of the baby food manufacturers into a single multidistrict proceeding. Two of the class actions against Sprout are now pending in the U.S. District Court for the District of New Jersey, and Plaintiffs’ counsel has indicated they will move to consolidate the two cases into a single proceeding. A third consumer class action is pending in the U.S. District Court for District of Connecticut. Sprout has moved to transfer this case to the District of New Jersey for consolidation with the other two class actions. That motion is currently pending. Sprout denies the allegations in these lawsuits and contends that its baby foods are safe and properly labeled. The claims raised in these lawsuits were brought in the wake of the highly publicized Report.

          In addition to the consumer class actions discussed above, Sprout is currently named in one lawsuit filed on June 16, 2021 in California state court alleging some form of personal injury from the ingestion of Sprout’s Products, purportedly due to unsafe and undisclosed levels of various naturally occurring heavy metals. This lawsuit generally alleges injuries related to neurological development disorders such as autism and attention deficit hyperactivity disorder. Sprout denies that its Products led to any of these injuries and will defend the cases vigorously.  In addition, the Office of the Attorney General for the District of Columbia (“OAG”) recently sent a letter to Sprout, similar to letters sent to other baby food manufacturers, alleging potential labeling and marketing misrepresentations and omissions regarding the health and safety of its baby food products, constituting an unlawful trade practice.  Sprout has agreed to meet with the OAG and will vigorously defend against the allegations.  No provision has been recorded in the financial statements for this matter.  This matter may have a material adverse effect on our business, financial results or results of operations.

(iii)

On March 16, 2021, a purported shareholder class action was filed in United States District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934, with respect to the Company’s acquisition of SugarLeaf Labs, Inc. The Corporation believes these claims are without merit and intends to vigorously defend itself. No provision has been recorded in the financial statements for this matter.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

management discussion and analysis

PROVISIONS

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court (the “Court”) of Québec in respect of certain royalty payments alleged to be owed and owing to a former chief executive officer of the Corporation (the “Former CEO”) pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Royalty Agreement”). The Corporation appealed the judgment which was dismissed by the Court of Appeal of Québec in February 2021. Under the terms of the Royalty Agreement and as maintained by the court, annual royalties of 1% of the sales and other revenue made by the Corporation on a consolidated basis are payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a  loss before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

As of September 30, 2021, a provision of $0.3 million (March 31, 2021 - $1.9 million) has been recorded by the Corporation.  During the current fiscal year, the Corporation increased the provision by $0.6 million and made payments totalling $2.2 million to the Former CEO in relation with this provision.

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the SugarLeaf Asset Purchase Agreement (“APA”) dated May 9, 2019 between Neptune, PMGSL, Peter M. Galloway and Neptune Holding USA, Inc. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. A merit hearing in the arbitration is expected to occur in February 2022 While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.8 million has been recognized for this case as at September 30, 2021 ($0.8 million as at March 31, 2021).

As at September 30, 2021, the Corporation has various additional other provisions for legal obligations for the aggregate amount of $0.2 million (March 31, 2021 - $0.2 million).

management discussion and analysis

ACCOUNTING POLICIES

OUR ACCOUNTING POLICIES

Please refer to Note 3 of the annual consolidated financial statements as at March 31, 2021 for more information about significant accounting policies used to prepare the financial statements.

When preparing the financial statements in accordance with IFRS, the management of Neptune must make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Such estimates are based on Management’s knowledge of current events and actions that the Corporation may take in the future.

MATERIALITY OF INFORMATION FOR DISCLOSURE PURPOSES

Management determines whether or not information is "material" by judging if a reasonable investor’s decision whether or not to buy, sell or hold securities of the Company would likely be influenced or changed if the information in question were omitted or misstated.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the three and six-month periods ended September 30, 2021 and 2020, Management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. Please refer to the annual consolidated financial statements as at March 31, 2021 for more information about the Corporation’s most significant accounting policies and the items for which critical estimates were made in the condensed consolidated interim financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended March 31, 2021 and 2020.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three and six-month periods ended September 30, 2021 and 2020 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2021 other than as disclosed, if any, in note 3(b) to the condensed consolidated interim financial statements.

management discussion and analysis

RISK DISCLOSURE

The Company is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue. Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

Investing in securities of the Company involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

Although our condensed consolidated financial statements have been prepared on a going concern basis, our management believe that our recurring losses and negative cash flows from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of September 30, 2021.

Our condensed consolidated financial statements for the interim period ended September 30, 2021 were prepared on a going concern basis, which presumes that the Corporation will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. Thus, our condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such capital, raise substantial doubt about our ability to continue as a going concern. For the six-month period ended September 20, 2021, the Corporation incurred a net loss of $36.8 million and negative cash flows from operations of $41.0 million, and had an accumulated deficit of $364 million as at September 30, 2021. The Company currently has no committed sources of financing available. If we are unable to raise additional capital, increase sales or reduce expenses we will be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could have to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our common shares.

There have been no other material changes in our risk factors from those disclosed in our Annual Information and Form 40-F.

management discussion and analysis

INTERNAL CONTROLS DISCLOSURE

Disclosure Controls and Procedures ("DC&P") and Internal Control Over Financial Reporting ("ICFR")

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by applicable rules of the SEC, Management is responsible for the establishment and maintenance of DC&P and ICFR. Our DC&P and ICFR has been designed based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Evaluation of DC&P

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), with assistance from other members of management, have reviewed the design of our Disclosure Controls and Procedures as of September 30, 2021 and, based on their evaluation, have concluded that the Disclosure Controls and Procedures were not effective as of that date due to a material weakness in the Internal Control over Financial Reporting disclosed in our Annual Information Form and Form 40-F for the fiscal year ended March 31, 2021 available on SEDAR at www.sedar.com and on EDGAR at sec.gov/edgar.shtml.

Internal controls over financial reporting ("ICFR")

Management is responsible for establishing and maintaining adequate control over financial reporting as defined in the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by applicable rules of the SEC. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS.

Internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error or overriding of controls. Because of the inherent limitations, only reasonable assurance with respect to financial statement preparation and presentation can be provided and misstatements may not be prevented or detected. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of March 31, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework 2013. Based on its assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2021 due to material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Managements’ assessment of internal control over financial reporting do not include the business acquired during 2021, Sprout Foods, which total assets and revenues represent approximately 33.7% and 6.8%, respectively, of the consolidated financial statement as of and for the year ended March 31, 2021.

The Corporation experienced significant and rapid changes during the fiscal year 2021 as a result of our business plan, new business lines and products, and COVID-19 pandemic. The Corporation did not effectively design, implement and operate effective process-level control activities related to various processes, account level assertions and disclosures including entity level controls and information technology general controls (“ITGCs”).

Further, there were inadequate controls over user and privileged access to information technology (IT) systems for multiple components to adequately restrict access to appropriate finance and IT personnel and enforce appropriate segregation of duties. As a result, process-level automated control activities and manual control activities that are dependent upon information derived from IT systems were also ineffective. .The pervasive nature of these deficiencies contributed to the other material weaknesses below:

•

Inadequate oversight processes and procedures to guide individuals in applying internal control over financial reporting to prevent or timely detect material accounting errors and ensuring adherence to applicable accounting standards.

•	Ineffective risk assessment process, including (i) potential for fraud and (ii) identification and assessment of changes in the business that could impact our system of internal controls.
•	Ineffective design and implementation of control activities, general controls over technology and deployment of policies and procedures.
•	Relevant and quality information to support the functioning of internal controls was not consistently generated, used, or reviewed by the Corporation.
•	The Corporation did not sufficiently select, develop, and perform ongoing evaluations to determine that components of internal control are present and functioning.
•	The evaluation and communication process of internal control deficiencies was not timely.

As a result of these deficiencies, material misstatements were identified and corrected in the consolidated financial statements as of and for the year ended
March 31, 2021. Because there is a reasonable possibility that material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis, we concluded the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of March 31, 2021.

management discussion and analysis

Changes in ICFR

We have been and are actively engaged in the implementation of remediation efforts discussed below to address the material weaknesses in our internal control over financial reporting identified as of March 31, 2021. Under the direction of our CEO and CFO, we developed a comprehensive plan to remediate those material weaknesses. We are in the process of implementing this plan, and therefore have no significant ICOFR changes to report this quarter. Our CEO and CFO have taken additional steps to assure there is appropriate disclosure in the financial statements as of and for the three-month period ended September 30, 2021.

Remediation Plan

As previously described in “Financial Disclosure” of our Annual Information Form and on Form 40-F for the fiscal year ended March 31, 2021, we have identified and begun to implement several steps to remediate the identified material weaknesses. We are committed to ensure that our internal controls over financial reporting will be designed and operating effectively by:

• Addressing the material weaknesses related to the control environment, risk assessment, information and communication, and monitoring activities.

•	Instituting policies and processes to identify and maintain the information required to support the functioning of internal controls over financial reporting.
•	Designing and implementing a comprehensive and continuous risk assessment process to identify and assess risks of material misstatement (including fraud risks).
•

Enhancing the design of existing controls and it general controls, implementing additional process-level control activities and ensuring they are operating effectively to support automated and manual control activities.

•

Establishing an adequate reporting structure to ensure authority guidelines and reinforcing communications protocols, including required information and expectations, to enable personnel to carry out their responsibilities and producing accurate financial reports.

•	Reinforcing internal control expertise across the organization.
•	Hiring individuals with appropriate skills and experience, assigning responsibilities and holding individuals accountable for their role related to internal control and provide continuous training.
•	Designing and implementing additional monitoring controls to assess the consistent operation of controls and to remediate deficiencies in a timely manner.

Although we intend to complete the remediation process as promptly as possible, we cannot estimate how long it will take to remediate these material weaknesses. In addition, new material weaknesses may be discovered that require additional time and resources to remediate. Until the remediation is complete, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS. Weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Limitation on scope of design

The Corporation limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude the Sprout Foods business acquired in its evaluation for the year ended March 31, 2021, as allowed by national instrument 52-109.

The table below presents the summary financial information included in the Company’s 2021 consolidated annual financial statements for the excluded controls related to the acquired business:

Sprout Foods	Six-month period ended	February 10 -
Selected financial information from the statement of loss	September 30, 2021	March 31, 2021

Total revenues	$15,755,711	$3,177,585
Net loss	(6,736,210)	(2,899,546)

Sprout Foods	As at	As at
Selected financial information from the statement of financial position	September 30, 2021	March 31, 2021

Total current assets	$14,843,507	$14,243,058
Total non-current assets	64,841,755	64,839,010
Total current liabilities	4,456,203	7,695,092
Total non-current liabilities	25,914,233	15,114,423

management discussion and analysis

ISSUED AND OUTSTANDING SECURITIES

The following table details the number of issued and outstanding securities as at the date of this MD&A:

Number of Securities Issued and Outstanding

Common shares	167,316,901
Share options	20,449,215
Deferred share units	41,960
Restricted share units	772,216
Warrants	23,582,401
Total number of securities	212,162,693

The Corporation’s common shares are being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”.  Each option, restricted share, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from the treasury of the Corporation.

SUBSEQUENT EVENT

On November 15, 2021, subsequent to the Board of Directors approval of the strategic review plan, Neptune commenced cost-cutting initiatives to right size the organizational structure to support the current business size and scope. These initiatives result in immediate reduction in personnel by close to 10%, including the role of COO, to streamline operations and ensure we have the right structure for the size and scope of our current business. These initiatives will result in a non-recurring charge of severances of up to $1.1 million.  Additional actions are underway to streamline focus on high margin and high growth opportunities, which combined with the restructuring, will lead to estimated annual cost savings of over $12.5 million. Neptune believe these reorganization steps will be completed by December 31, 2021.

ADDITIONAL INFORMATION

This MD&A is dated November 15, 2021. Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.www.sec.gov/edgar.shtml